Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-283113) and Form S-8 (Registration No. 333-282263) of Moolec Science SA of our report dated October 30, 2024 relating to the financial statements and the effectiveness of internal control over financial reporting of Bioceres Crops Solution Corp., which appears in the Current Report on Form 6-K of Moolec Science SA dated April 18, 2025.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Guillermo Miguel Bosio (Partner)

Rosario, Argentina

August 11, 2025